Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

March 15, 2011

VIA EDGAR

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rouge Resources Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended January 31, 2010
Filed June 18, 2010
Form 20-F/A for the Fiscal Year ended January 31, 2010
Filed February 15, 2011
Response Letter dated February 10, 2011
File No. 1-31799

Dear Mr. Hiller:

     Pursuant to the staff’s comment letter dated March 4, 2011, and our several telephone conversations with the staff, we respectfully submit this letter on behalf of our client, the Company.

     In its responses to the staff’s comment letter, the Company has agreed to change or supplement the disclosures in its Form 20-F by incorporating such changes and supplements into Amendment No. 2 to Form 20-F, filed today on EDGAR. The Company is doing so in the spirit of cooperation with the staff, and not because it believes that its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

     The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Form 20-F for the Fiscal Year Ended January 31, 2010

Off-balance Sheet Arrangements, page 22

1.

We note your response to comment one in our letter dated January 19, 2011 in which you disclose material contracts under this heading. However, these contracts do not satisfy the definition of “off-balance sheet arrangements” under Item 5.E of Form 20- F. We reissue prior comment one.

Company response: The Company believes that it has no off-balance sheet arrangements and has deleted all the text under Section 5.3 on page 22, and replaced the deleted text with the following statement: “The Company has no off-balance sheet arrangements.”

Controls and Procedures, page 43

2.

Your disclosure explaining that there have been no change in your internal controls over financial reporting during the fourth quarter of the year ended October 31, 2010 that had materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting does not comply with Item 15T(c) of from 20- F.

This guidance required that you disclose any change in your internal control over financial reporting that occurred during the period covered by the report (rather than during the most recent quarter), that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please modify your disclosure accordingly and resolve the inconsistency noted in your fiscal year-end date.

Company response: The Company has corrected the date from October 31, 2010 to fiscal year ended December 31, 2010.

Exhibit 1

Financial Statements

 Auditor’s Report, page 1

3.

We note your response to comment eight in our letter dated January 18, 2011 in which you indicate that the report from your former auditor was included in the amendment. However, we note that you filed a consent from your former auditor at Exhibit 5.2 rather than their audit report. We re-issue prior comment eight.

Company response: The Company has included the report from its former auditor in Exhibit 1.

4.

We note that Dale Matheson Carr-Hilton Labonte LLP makes reference to the report issued by your former auditor, dated May 8, 2008. However, the consent from your former auditor at Exhibit 5.2 indicates that the audit report was dated May 28, 2008. Please resolve this inconsistency by obtaining a revised report from your auditor.

Company response: The Company has submitted a revised report from its auditor referencing the May 28, 2008 date instead of a May 8, 2008.

Engineering Comments

5.

We note your response to comment 12 indicating your disclosures pertaining to the Barrick Gold property had been deleted. However, we see that you have retained similar references in your amended filing in the first paragraph on page 10 and the sixth paragraph on page 15. Please remove all disclosures concerning mineral properties in which you do not have an interest. We reissue prior comment 12.

Company response: The Company has removed the text “Hemlo Gold Mines is 20km south of the Property and currently being mined by Barrick Gold Corp.” from page 10 and “It is close to the world class 21 million ounce Hemlo gold deposit, currently being mined by Barrick Gold Corp.” from page 15.

     Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo